Spikes

PROFIT AND LOSS

January - December 2018

	TOTAL
Income	
Discounts and Returns	-780.00
Sales - Off Premise	38,220.22
Sales - On Premise	3,995.00
Total Income	**$41,435.22**
Cost of Goods Sold	
Cost of Goods Sold	14,387.94
Inventory Obsolescence	5,755.46
Shipping, Freight & Delivery - COS	4,135.00
Total Cost of Goods Sold	**$24,278.40**
GROSS PROFIT	**$17,156.82**
Expenses	
Insurance	2,805.25
Legal & Professional Services	18,913.03
Marketing and Branding	**63,908.15**
Other Business Expenses	**6,961.74**
Payroll Expenses	**96,324.86**
Rent & Lease	**8,223.58**
Taxes & Licenses	**4,759.13**
Total Expenses	**$201,895.74**
NET OPERATING INCOME	**$ -184,738.92**
Other Income	**$274.12**
Other Expenses	
Depreciation	6,512.52
Interest Paid	904.79
Total Other Expenses	**$7,417.31**
NET OTHER INCOME	**$ -7,143.19**
NET INCOME	**$ -191,882.11**